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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                  (Rule 14d-1)

                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                           HOWMET INTERNATIONAL INC.
                       (Name of Subject Company (Issuer))

                             HMI ACQUISITION CORP.
                          a wholly owned subsidiary of
                                   ALCOA INC.
                      (Names of Filing Persons (Offerors))

                               ----------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               ----------------

                                   443208103
                     (CUSIP Number of Class of Securities)
                           Lawrence R. Purtell, Esq.
                                   Alcoa Inc.
                              201 Isabella Street
                              Pittsburgh, PA 15212
                           Telephone: (412) 553-4545
                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                    Copy to:
                            J. Michael Schell, Esq.
                            Margaret L. Wolff, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, NY 10036
                            Telephone: 212-735-3000

                           CALCULATION OF FILING FEE

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
            Transaction Valuation*                          Amount of Filing Fee
                $349,966,140                                     $69,993.23

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*  For purposes of calculating amount of filing fee only. This amount assumes the purchase of (i) all of the 15,383,307 outstanding publicly held shares of common stock of Howmet International Inc. and (ii) 2,115,000 shares of common stock of Howmet International Inc. subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: N/A                Form or Registration No.: N/A
  Filing party: N/A                                 Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.

  [_]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

  This Tender Offer Statement on Schedule TO (this "Statement") relates to the third-party tender offer by HMI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), to purchase all of the shares of common stock, par value $0.01 per share (the "Shares"), of Howmet International Inc., a Delaware corporation (the "Company"), at a price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 1. Summary Term Sheet.

  The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

  (a) The name of the subject company is Howmet International Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 475 Steamboat Road, Greenwich, Connecticut 06830. Its telephone number is (203) 661-4600.

  (b) This Statement relates to the offer by HMI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), to purchase all outstanding shares of common stock of the Company, par value $0.01 per share (the "Shares"), at a price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Item Identity and Background of the Filing Person.

  (a), (b), (c) The information set forth in "Certain Information Concerning Alcoa and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4. Item Terms of the Transaction.

  (a)(1)(i)-(viii), (xii) The information set forth under "Introduction," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company," "The Corporate Agreement; Other Arrangements," "Certain Information Concerning the Company," "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

  (a)(1) (ix) Not applicable

  (x) Not applicable

  (xi) Not applicable

  (a)(2) Not applicable

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  The information set forth in "Background of the Offer; Past Contacts or Negotiations with the Company," "The Corporate Agreement; Other Arrangements," "Certain Information Concerning Alcoa and the Purchaser" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

  (a), (c)(1), (4-7) The information set forth in "Introduction," "The Corporate Agreement; Other Arrangements," "Purpose of the Offer; Plans for the Company," and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

  (c)(2) None

  (c)(3) None

Item 7. Source and Amount of Funds or Other Consideration.

  (a) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

  (b) Not applicable

  (d) Not Applicable

Item 8. Item Interest in Securities of the Subject Company.

  The information set forth in "Introduction," "Certain Information Concerning the Company," "Certain Information Concerning Alcoa and the Purchaser" and
Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 9. Item Persons/Assets, Retained, Employed, Compensated or Used.

  The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Item Financial Statements.

  Not applicable

Item 11. Item Additional Information.

  The information in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference.

Item 12. Exhibits.

    (a)(1) Offer to Purchase dated April 18, 2000.
    (a)(2) Letter of Transmittal.
    (a)(3) Notice of Guaranteed Delivery.
    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.
    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees.
    (a)(6) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
    (a)(7) Press Release issued by Alcoa on April 13, 2000, incorporated herein by reference to the Schedule TO filed by Alcoa and the Purchaser on April 13, 2000.
    (a)(8) Summary Advertisement as published in The Wall Street Journal on
           April 18, 2000.

    (b)    Not applicable.
    (d)(1) Agreement and Plan of Merger, dated as of March 14, 2000, among
           Alcoa, the Omega Acquisition corporation, a Delaware corporation and wholly owned subsidiary of Alcoa, and Cordant Technologies Inc., a Delaware corporation, incorporated herein by reference to the Tender
           Offer Statement on Schedule TO filed by Alcoa and Omega Acquisition
           Corp. on March 20, 2000.
    (d)(2) Amendment, dated March 13, 2000, to the Corporate Agreement between
           Howmet, Cordant Technologies Holding Company and Cordant
           Technologies Inc., incorporated herein by reference to Amendment No.
           2 to the Schedule 13D filed by Cordant Technologies Inc. on March
           15, 2000.
    (d)(3) Letter Agreement, dated March 13, 2000, between Alcoa and the
           Company, incorporated herein by reference to the Tender Offer
           Statement on Schedule TO filed by Alcoa and Omega Acquisition Corp.
           on March 20, 2000.
    (d)(4) Offer to Purchase, dated March 20, 2000, of Omega Acquisition Corp., incorporated herein in by reference to Exhibit (a)(1) to the Tender
           Offer Statement on Schedule TO filed by Alcoa and Omega Acquisition
           Corp. on March 20, 2000.
    (g)    Not applicable.
    (h)    Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HMI Acquisition Corp.

                                             /s/ Barbara S. Jeremiah
                                          By: _________________________________
                                             Name: Barbara S. Jeremiah
                                             Title:Vice President

                                          Alcoa Inc.

                                             /s/ Richard B. Kelson
                                          By: _________________________________
                                             Name: Richard B. Kelson
                                             Title:Executive Vice President
                                             and
                                                  Chief Financial Officer

Dated: April 18, 2000

                                 EXHIBIT INDEX

 Exhibit                                                                  Page
   No.                            Exhibit Name                           Number
 -------                          ------------                           ------
 (a)(1)  Offer to Purchase dated April 18, 2000.......................
 (a)(2)  Letter of Transmittal........................................
 (a)(3)  Notice of Guaranteed Delivery................................
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees...........................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees....................
 (a)(6)  Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9................................
 (a)(8)  Summary Advertisement as published in The Wall Street Journal on April 18, 2000............................................